EXHIBIT 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Year Ended December 31,
	2003		2002		2001		2000		1999

Net income	$238,213		$142,202		$131,956		$126,271		$111,929
Fixed Charges	44,536		42,424		41,312		37,682		37,352
Adjusted Earnings	$282,749		$184,626		$173,268		$163,953		$149,281

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$44,536		$42,424		$41,312		$37,682		$37,352
Preferred distributions	14,780		7,572		7,125		7,125		5,106
Total Combined Fixed Charges And Preferred Distributions	$59,316		$49,996		$48,437		$44,807		$42,458

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	4.77	x	3.69	x	3.58	x	3.66	x	3.52	x